UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Fourth Amended and Restated
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Clene Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

185634102
(CUSIP Number)

David J. Matlin
61 Cedar Pt Lane
Sag Harbor, NY 11963
(917) 841-2666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	NAME OF REPORTING PERSON David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 710,696 (1)
	8	SHARED VOTING POWER 7,500
	9	SOLE DISPOSITIVE POWER 710,696 (1)
	10	SHARED DISPOSITIVE POWER 7,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,196 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 23,897 shares of Common Stock issuable upon the exercise of options held by David J. Matlin, which are currently exercisable or will be exercisable within 60 days of the date hereof, and 242,307 shares of Common Stock issuable upon the exercise of warrants held by David J. Matlin, which are currently exercisable.

(2)
Based on a total of 8,228,304 shares of Common Stock, comprised of (i) 7,962,100 shares of the Issuer’s Common Stock issued and outstanding (on an as-adjusted basis to give effect to the issuance of 725,000 shares of Common Stock in the Issuer’s public offering through the prospectus supplement filed pursuant to Rule 424(b)(5), dated as of, and filed with the SEC on, September 30, 2024 (the “Prospectus Supplement”), and the accompanying prospectus dated April 26, 2022), as disclosed in the Prospectus Supplement, (ii) 23,897 shares of Common Stock issuable upon the exercise of options held by David J. Matlin, which are currently exercisable or will be exercisable within 60 days of the date hereof, and (iii) 242,307 shares of Common Stock issuable upon the exercise of warrants held by David J. Matlin, which are currently exercisable.

Explanatory Note

This Fourth Amended and Restated Schedule 13D (this “Fourth Amended and Restated Schedule 13D”) amends and restates the Third Amended and Restated Schedule 13D that was filed on June 20, 2023, which itself amended and restated the Second Amended and Restated Schedule 13D that was filed on February 21, 2023, which itself amended and restated the Amended and Restated Schedule 13D that was filed on February 17, 2023, which itself amended and restated the Schedule 13D that was originally filed on February 6, 2023 (the “Original Schedule 13D”), and is being filed to update the beneficial ownership information of the Reporting Person on the cover page and in Items 5(a) and 5(b) to reflect a new purchase of 92,307 shares of Company Common Stock as well as an additional 92,307 shares of the Company’s Common Stock issuable upon exercise of warrants that are currently exercisable.

Item 1.    Security and Issuer

This Fourth Amended and Restated Schedule 13D amends and restates the Third Amended and Restated Schedule 13D, which itself amended and restated the Second Amended and Restated Schedule 13D, which itself amended and restated the Amended and Restated Schedule 13D, which amended and restated the Original Schedule 13D, and relates to the common stock, $0.0001 par value (“Common Stock”), of Clene Inc. (the “Company”). The address of the principal executive offices of the Company is 6550 South Millrock Drive, Suite G50, Salt Lake City, Utah 84121.

Item 2.    Identity and Background

(a)	This Fourth Amended and Restated Schedule 13D is being filed by David J. Matlin (the “Reporting Person”).

(b)	The address of the Reporting Person is 61 Cedar Pt Lane, Sag Harbor, New York 11963.

(c)	The principal occupation of the Reporting Person is serving as investor for his personal assets.

(d)-(e)
During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The total amount of funds used for the purchase of Common Stock by the Reporting Person was approximately $14.9 million. All of the shares of Common Stock beneficially owned by the Reporting Person, other than shares of Common Stock issuable upon the exercise of options, were paid for using personal funds, and the options held by the Reporting Person to purchase shares of Common Stock were granted to the Reporting Person under the Clene Inc. 2020 Stock Plan.

Additional detailed information regarding the securities of the Company acquired by the Reporting Person during the past 60 days (which are included in the total figures included elsewhere herein) follows:

●
On September 30, 2024, the Reporting Person used personal funds to purchase 92,307 shares of Common Stock and accompanying warrants to purchase 92,307 shares of Common Stock with an exercise price of $4.82 per share for an aggregate of approximately $450,000.

Item 4.    Purpose of Transaction

The Reporting Person purchased the Common Stock based on the belief that such securities, at current market prices, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Person may endeavor to increase his position in the Company through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Person deems advisable.

The Reporting Person intends to review his investment in the Company on a continuing basis taking into consideration various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Company, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Company or disposal of some or all of the shares of Common Stock of the Company owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Pursuant to the Reporting Person’s continued service as Chairman of the Board of Directors of the Company, the Reporting Person may receive future equity awards from the Company in accordance with the applicable equity plans, as may be in effect from time to time.

As Chairman of the Board of Directors of the Company, the Reporting Person is involved in the oversight and management of the Company and setting policy for the Company. The Reporting Person participates with the Board of Directors of the Company in the consideration of, and taking action on, significant corporate events and opportunities involving the Company. As a result, from time to time the Reporting Person may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as set forth in this Fourth Amended and Restated Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company’s capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”) or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Company

(a)
The Reporting Person beneficially owns 718,196 shares of Common Stock, which represents 8.7% of the outstanding shares of Common Stock (based on a total of 8,228,304 shares of Common Stock, comprised of (i) 7,962,100 shares of the Issuer’s Common Stock issued and outstanding (on an as-adjusted basis to give effect to the issuance of 725,000 shares of Common Stock in the Issuer’s public offering through the Prospectus Supplement), (ii) 23,897 shares of Common Stock issuable upon the exercise of options held by David J. Matlin, which are currently exercisable or will be exercisable within 60 days of the date hereof, and (iii) 242,307 shares of Common Stock issuable upon the exercise of warrants held by David J. Matlin, which are currently exercisable.).

(b)
The Reporting Person has sole voting and dispositive power over 710,696 shares of Common Stock, which includes 23,897 shares of Common Stock issuable upon the exercise of options held by David J. Matlin, which are currently exercisable or will be exercisable within 60 days of the date hereof, and 242,307 shares of Common Stock issuable upon the exercise of warrants held by David J. Matlin, which are currently exercisable. The Reporting Person has shared voting and dispositive power over 7,500 shares of Common Stock that are held by the Matlin Family Trust 2020, of which the Reporting Person is the trustee.

All transactions in the Company’s Common Stock effected by the Reporting Person during the past 60 days are described in Item 3 above.

(c)	Except as set forth in this Fourth Amended and Restated Schedule 13D, the Reporting Person has not effected any other transactions in the Common Stock of the Company during the past 60 days.

(d)
To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

To the knowledge of the Reporting Person, except for those matters described in this Fourth Amended and Restated Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Company.

Item 7.    Material to be Filed as Exhibits

None.

[Signatures follow on the next page.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2024

DAVID J. MATLIN

	By:	/s/ David J. Matlin
David J. Matlin